ECARX Deepens Global Strategic Partnership with Samsung Group to Build Open Technology Ecosystem for Automotive Intelligence, Robotics, and AI Markets
SHANGHAI, China, July 11, 2025 -- ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility technology provider, today announced it has entered into a global strategic partnership with Samsung Group (“Samsung”), marking a new phase in their collaboration. This strengthened partnership will accelerate the commercialization of cutting-edge automotive intelligence technologies across automotive intelligence, terminal devices, and smart hardware, with the aim of building a sustainable open technology ecosystem that will also capitalize on opportunities in the rapidly growing robotics and AI applications markets.
The strategic partnership will leverage the complementary strengths of the parties in technological innovation and engineering to further integrate Samsung's diverse technological portfolio—including next-generation displays, high-speed memory, and flash storage solutions—into ECARX's comprehensive product matrix. The collaboration will focus on jointly developing intelligent solutions for vehicles, smartphones, wearables, robots, and other connected terminals to create new growth drivers and diversify the application of ECARX’s solutions beyond its core automotive intelligence segment.
ECARX and Samsung have already achieved notable success through their existing partnership, providing automakers with high-performance, reliable, and globally compliant intelligent solutions. ECARX has integrated Samsung's display products in multiple intelligent cockpit systems it has deployed for its automotive customers. The companies also pioneered the industry's first integration of automotive-grade LPDDR5 memory in ECARX's Antora® computing platform and Skyland® intelligent driving solution, which has been deployed in multiple vehicles globally.
Ziyu Shen, Chairman and CEO of ECARX, commented, “Deepening our strategic cooperation with Samsung represents an important milestone in our global strategy and provides us with opportunities to create new growth drivers. By strengthening our ecosystem of technological partnerships globally, we are able to consistently expand our product matrix of integrated, cost-effective solutions for the automotive market while at the same time capitalizing on opportunities in the robotics and AI applications markets. This approach accelerates time-to-market while enhancing competitiveness for our customers across multiple sectors.”

About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,800 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. To date, ECARX products can be found in over 8.7 million vehicles worldwide.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

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